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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Roberts, John, T.		AMB Property Corporation (AMB)
	c/o AMB Property Corporation Pier 1, Bay 1	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			02/18/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	San Francisco, CA 94111 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Executive VP

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock (1)		02/13/2003				A			5,341	A	$27.12				D		N/A

	Common Stock (2)		02/13/2003				A			10,371	A	$27.12		259,799		D		(3)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (Right to Purchase)		$27.12		02/13/2003				A			45,956

	Stock Option (Right to Purchase)		$27.12		02/13/2003				A			56,802

	Stock Option (Right to Purchase)		$27.12		02/13/2003				A			19,881

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned - Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(4)	02/13/2003		Common Stock	45,956						D		N/A

	(5)	02/13/2003		Common Stock	56,802						D		N/A

	(4)	02/13/2003		Common Stock	19,881				489,204		D		N/A

Explanation of Responses:

(1) Shares were granted pursuant to the Company's 2002 Stock Option and Incentive Plan and are subject to a repurchase right held by AMB Property Corporation, which lapses as to one-third of such shares annually on January 1. The repurchase right lapses fully on January 1, 2006. (2) Shares were granted pursuant to the Company's 2002 Stock Option and Incentive Plan and are subject to a repurchase right held by AMB Property Corporation, which lapses as to one-fifth of such shares annually on January 1. The repurchase right lapses fully on January 1, 2008. (3) Of the 259,799 securities beneficially owned, 252,356 are directly owned (D), 690 shares are indirectly held (I) through custodial accounts for children and 6,753 securities are held indirectly (I) through a rabbi trust pursuant to the Amended and Restated AMB Nonqualified Deferred Compensation Plan. (4) One-third of the shares subject to the option vest and become exerciseable annually on January 1. The shares vest fully on January 1, 2006. (5) The shares subject to the option vested fully on the date of grant, February 13, 2003.

/s/ Tamra Browne pursuan to a Power of Attorney dated 1/15/03	2/18/2003
**Signature of Reporting Person Attorney-in-Fact	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby authorizes each of Michael A. Coke and Tamra D. Browne of AMB Property Corporation (the "Company"), each acting individually, to execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of the Company, Forms 3, 4 and 5, and any amendments thereto, and cause such form(s) to be filed with the United States Securities and Exchange Commission pursuant to Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), relating to the undersigned's beneficial ownership of securities in the Company.  The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's (i) responsibilities to comply with Section 16 of the Exchange Act, (ii) liabilities for failure to comply with such requirements or (iii) obligations or liabilities for profit disgorgement under Section 16(b) of the Exchange Act.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned's holdings of, and transactions in, securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has cause this Power of Attorney to be executed as of this 15th day of January, 2003.

                                                         /s/ John T. Roberts, Jr.
John T. Roberts, Jr.